Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2021.

As at July 31, 2021
(in millions of Canadian dollars)
Subordinated Debt	6,973

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,848
Common Shares	13,609
Contributed Surplus	310
Retained Earnings	34,089
Accumulated Other Comprehensive Income	3,840

Total Equity	57,696
Total Capitalization	64,669

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2021.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the nine-months ended July 31, 2021.